

Mil trescientos dos

1302

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl

Nr.521-2014.-

CONTRATO DE OPCIÓN DE COMPRA IRREVOCABLE
DE CONCESION MINERA
DAVID MARCUS MITCHELL
A
MINERA POLYMET LIMITADA

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En La Serena, República de Chile a Diez de Diciembre del año dos mil catorce, ante mi, **CARLOS MEDINA FERNANDEZ**, Abogado, Notario Público Titular de la Primera Notaría de La Serena, calle Los Carrera número quinientos treinta y tres, Comparecen por una parte, **Minera Polymet Limitada**, sociedad del giro minero, RUT Número setenta y seis millones novecientos setenta y cinco mil doscientos seis raya nueve, representada por don **Kevin Mitchell**, Canadiense, empresario, casado, cédula nacional de identidad número Catorce millones cuatrocientos noventa y ocho mil novecientos setenta y uno raya uno, domiciliados en Baldomero Lillo Número tres mil doscientos sesenta, Vallenar, de paso en ésta, en adelante también denominada como "Polymet" o "la Beneficiaria" y por la otra parte, don **John Patrick McNab Martín**, chileno, casado, abogado, cédula de identidad número siete millones treinta y cinco mil setenta raya K, domiciliado en Coquimbo, calle José Joaquín Pérez número cuatro mil quinientos y de paso en ésta, en representación convencional de don **David Marcus Mitchell**, canadiense, casado, empresario, pasaporte canadiense numero JX seis dos cinco dos dos nueve y cédula nacional de identidad número catorce millones quinientos mil quinientos ocho raya seis, domiciliado en Camargo, Chihuahua, México, de paso en ésta, en adelante también el "Propietario";

y todos los anteriores conjuntamente denominados las "Partes", los comparecientes mayores de edad, quienes acreditan su identidad con los documentos de identidad mencionadas y exponen: **PRIMERO**: Propiedades Mineras. El Propietario **David Marcus Mitchell,** es dueño exclusivo de la concesión minera de explotación, manifestación y demás derechos que de ella emana, denominada **"Quina Uno al cincuenta y seis "**, inscrita a su nombre a fojas noventa y seis número veintiseis , del Registro de Propiedad del Conservador de Minas de Freirina, correspondiente al año dos mil once.- Para los efectos del presente instrumento, todo derecho asociado a y la misma concesión minera **"Quina Uno al Cincuenta y seis "**antes referida, se denominan como la "Concesión Minera". **SEGUNDO**: Hechos y Declaraciones Esenciales. El Propietario declara, respecto de la Concesión Minera, que: (Uno) tiene dominio exclusivo y excluyente sobre la Concesión Minera; (Dos) la Concesión Minera no se superpone a ningún derecho de tercero que pudiere habilitar a ese tercero para explorar en los mismos terrenos; (Tres) la Concesión Minera se encuentra libre de hipotecas, gravámenes, prohibiciones, promesas u opciones de cualquier naturaleza, de embargos, litigios, u otros derechos de terceros, como de toda otra medida legal, judicial o voluntaria que afecte, perturbe o embarace su libre disposición o enajenación; (Cuatro) no existe juicio pendiente en que el Propietario sea parte o intervenga como tercero y no conoce motivos para iniciar acciones judiciales ni acciones judiciales pendientes que pudiera afectarla o esté relacionada o se relacionen en cualquier manera con la Concesión Minera, o que afecten o pudieren afectar el dominio del Propietario; (Cinco) no existen ni conoce otras concesiones mineras ni derechos



CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



mineros de su propiedad y/o de personas relacionadas - entendiéndose como tal, para todos los efectos de este contrato, la referida en el artículo cien de la Ley dieciocho mil cuarenta y cinco- que se encuentren vigentes en el área que comprende la cara superficial de la Concesión Minera, en adelante también "Área de Interés"; (Seis) la Concesión Minera no ha sido objeto de otros contratos de promesa de venta u opción minera que se encuentren actualmente vigentes, ni se encuentra entregada en arrendamiento, comodato ni a otro título a terceros; y (Siete) la Concesión Minera se encuentra válidamente constituida y no le afecta caducidad ni nulidad alguna, ni conoce que terceros hayan intentado oposiciones, acciones de caducidad o nulidad en su contra, habiéndose pagado íntegra y oportunamente las tasas y patentes mineras necesarias para su constitución y amparo. Las circunstancias y hechos a que se refiere la declaración precedente tienen para la Beneficiaria el carácter de esenciales y determinantes para la celebración del presente contrato y ejercicio de la opción aquí contenida. **TERCERO**: Opción Minera. Por el presente acto, el Propietario otorga una opción de compra irrevocable, en los términos del Artículo ciento sesenta y nueve del Código de Minería, sobre la Concesión Minera singularizada en la cláusula primera de este contrato a la Beneficiaria. La Beneficiaria, por su parte, en este acto declara recibida la oferta y opción de compra y se reserva la facultad de ejercerla libremente dentro del plazo y en las condiciones estipuladas en el presente contrato (el "Contrato" o "Contrato de Opción"). Se comprenden además como objeto del presente Contrato: (i) cualquier otro pedimento o manifestación que el Propietario o personas relacionadas a él presenten en el Área de Interés, así como las concesiones mineras que de ellas deriven; y (ii) en general, todos los demás derechos y bienes que actualmente pertenezcan o lleguen a pertenecer en el futuro al Propietario o personas relacionadas a él y que sean necesarios o convenientes para construir y/o desarrollar y/o explotar una mina y/o una planta y que se encuentren en el Área de Interés.

Todos los derechos y bienes antes mencionados en los párrafos i) e ii) anteriores que pudieren existir, se comprenderán cedidos y transferidos por el Propietario a la Beneficiaria al tiempo en que **POLYMET** ejerza su opción, sin costo adicional para ésta y sin perjuicio de que el Oferente deberá, para dar cumplimiento práctico a lo convenido, apenas sea posible: (i) obtener de las personas relacionadas a él la transferencia en su favor, para más tarde incluirlos en el Contrato, de aquellos derechos y bienes mencionados precedentemente que figuren a nombre o cuya posesión, uso, goce o mera tenencia se encuentre en manos de tales personas relacionadas; (ii) entregar todos los antecedentes legales sobre dichos derechos y bienes a **POLYMET**; (iii) suscribir, junto con la Beneficiaria cuantas escrituras públicas o privadas se requieran para incluir expresamente tales derechos y bienes en el Contrato; y (iv) al tiempo de incluirse en el Contrato, dejar constancia de que los hechos señalados en la cláusula Segunda son efectivos y por lo tanto, efectuará similares declaraciones a las contenidas en la recién aludida cláusula. Todo lo anterior, en las condiciones que se señalan en las cláusulas siguientes. **CUARTO**: Normas y Condiciones para Ejercer la Opción. Cuatro punto Uno. Las Partes acuerdan que el presente Contrato de Opción se regirá por lo estipulado en este mismo instrumento y por lo dispuesto en el artículo ciento sesenta y nueve del Código de Minería.



CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



Cuatro punto dos. Será para la Beneficiaria absolutamente facultativo manifestar o no su consentimiento, pero en todo caso se requerirá para que se perfeccione la compraventa ofrecida, que la Beneficiaria manifieste su aceptación por escritura pública otorgada ante el mismo Notario que autoriza este instrumento, o quien lo subrogue o reemplace en el futuro, dentro del plazo de cuarenta y ocho **meses** contados desde la fecha del presente instrumento y complete el pago total del precio, a entera satisfacción del Propietario, en la forma establecida en las cláusulas siguientes. Cuatro punto tres . Terminado este Contrato por cualquier motivo, **POLYMET**, a simple requerimiento del Propietario, hará extender, en el plazo máximo de treinta días hábiles, una escritura pública por la cual se alzarán y cancelarán todas las inscripciones, subinscripciones y anotaciones que se hayan practicado en los Registros del Conservador de Minas correspondiente, como consecuencia de este Contrato o en relación con él. Sin perjuicio de lo anterior y para el mismo evento mencionado, la Beneficiaria desde ya autoriza y otorga mandato a don Kevin Mitchell, para que otorgue la escritura pública de cancelación y alzamiento referida. **QUINTO**: Precio y Condiciones de Pago. El precio único y total de la compraventa propuesta, es la cantidad de **ciento cincuenta mil dólares de los Estados Unidos de América (USD$150,000.00)**, que se paga y pagará, en las cantidades y fechas que a continuación se detallan: a) La cantidad de **veinticinco mil dólares de los Estados Unidos de América [US $25,000 dólares]**, que se paga en este acto al Propietario, quien por medio de su representante declara haberla recibido a su entera y total satisfacción; b) La cantidad de **veinticinco mil dólares de los Estados Unidos de**

América [US $25,000 dólares], en el plazo de doce [12] meses contados desde la fecha de la presente escritura, es decir, a más tardar el día nueve de Diciembre del año dos mil catorce.- c) La cantidad de **veinticinco mil dólares de los Estados Unidos de América** [US $25,000 dólares], en el plazo de **veinticuatro [24]** meses contados desde la fecha de la presente escritura, es decir, a más tardar el día Nueve de Diciembre del año dos mil catorce.- d) La cantidad de **veinticinco mil dólares de los Estados Unidos de América [US $25,000 dólares]**, en el plazo de **treintaiséis [36]** meses contados desde la fecha de la presente escritura, es decir, a más tardar el día Nueve de Diciembre del año dos mil catorce.- e) La cantidad de **cincuenta mil dólares de los Estados Unidos de América [US $50,000 dólares]**, en el plazo de **cuarenta y ocho [48]** meses contados desde la fecha de la presente escritura, es decir, a más tardar el día Nueve de Diciembre del año dos mil catorce.- Se deja expresa constancia que el pago de las sumas señaladas en las letras (b) a (d) precedentes, se puede hacer mediante la cesión de acciones de la sociedad Red Metal Resources Ltd., que se cotiza sobre el tablón de anuncios de OTC de los Estados Unidos. Para tales efectos, la Beneficiaria deberá adoptar las medidas y disposiciones que sean necesarias para que las acciones de la sociedad Red Metal Resources Ltd. se emitan a un precio equivalente a un promedio de los últimos treinta días de negociación de las acciones que se cotizan en la bolsa, anteriores a la fecha de la presente escritura. Los Certificados de acciones serán entregadas al Propietario según las instrucciones que oportunamente dará el Propietario. El pago de la suma señalada en la letra (e) se debe hacer en dólares



Mil trescientos cinco

1305

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



americanos. Se deja expresa constancia que el pago de las cantidades indicadas en las letras (b) a (e) de la presente cláusula Quinta serán realizadas sólo si se decide mantener la validez de la opción de adquirir la Concesión Minera; por tanto, la falta de pago de cualquiera de las referidas cuotas calificará como un desistimiento o renuncia de la presente opción por parte del Beneficiario. La Beneficiaria siempre podrá adelantar el ejercicio de la opción de compra mediante el pago anticipado de la totalidad del precio que se encontrare pendiente. Sea que el desistimiento se formule de manera expresa o derive de la falta de pago de una cualquiera de las cuotas del precio de la compraventa, el Propietario retendrá para sí, sin obligación de restituir, todas las sumas que hayan recibido de la Beneficiaria con anterioridad al desistimiento o renuncia, expresa o tácita, sumas que se considerarán suficiente indemnización al Propietario de cualquier perjuicio derivado de este Contrato y del desistimiento o renuncia de la Beneficiaria respecto de la compraventa de la Concesión Minera, particularmente por el hecho de no haber podido el Propietario explotar su concesión o realizar a su respecto otras negociaciones, en tanto este Contrato mantuvo vigencia. Se entenderá íntegramente cumplida la obligación de pago de la Beneficiaria, si al ejercer la opción en la forma antes prevista, éste entrega al Notario que autorice la escritura de aceptación, un vale vista a nombre del Propietario, por la suma del total del precio pendiente de pago, con instrucciones de ser entregado a éste una vez se le acredite al señor Notario que la Concesión Minera se encuentra inscrita a nombre de la Beneficiaria, libres de hipotecas, gravámenes, prohibiciones, interdicciones y litigios. Todos pago que se realice en dinero, se hará en dólares americanos y mediante depósito o transferencia a la cuenta bancaria que el Propietario informe por escrito a la Beneficiaria. **SEXTO**: Royalty. Además del precio de la compraventa señalado en la cláusula quinta de esta escritura, una vez ejercida la opción, la Beneficiaria pagará al Propietario, sin que forme parte del precio y sujeto al cumplimiento de las condiciones que se mencionarán más adelante, una regalía (la "Regalía, "Regalía NSR" o "NSR Royalty"), conforme las disposiciones que siguen: I) La Regalía a que se refiere la presente cláusula, consistirá en una cantidad de dinero equivalente al uno coma cinco por ciento 1,5% de los retornos netos de fundición o "Net Smelter Return" o "NSR", que POLYMET reciba por la venta de concentrados, metal dore, lingotes y cualquier otro producto obtenido de la recuperación de contenidos finos de oro, cobre y cobalto que se extraigan de la Concesión Minera (la "Regalía, "Regalía NSR" o "NSR Royalty").II) Se devengará la Regalía NSR antes acordada sólo si, copulativamente se cumplen las siguientes condiciones: a) Que POLYMET inicie la Producción Comercial de la Concesión Minera, según se entiende por ésta lo que se indicará más adelante; b) Que de la Concesión Minera se extraigan minerales que se beneficien en la mina que construirá POLYMET o en instalaciones de terceros, hasta dejarlos en estado de concentrados, metal dore, lingotes y cualquier otro producto obtenido de la recuperación de contenidos finos de oro, cobre y cobalto; c) se reciban retornos que -una vez efectuadas las deducciones que se indicarán más adelante según corresponda – produzcan los retornos netos de fundición mencionados. La Regalía NSR se devengará cumplidas las condiciones precedentes y habrá lugar a ella por todo el tiempo que se produzcan concentrados o





Mil trescientos seis 1306

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariomedina@tie.cl

precipitados en base a minerales provenientes de la Concesión Minera. III) Se entenderán por "retornos netos de fundición" la cantidad bruta que POLYMET haya recibido por la venta de concentrados, metal dore, lingotes y cualquier otro producto obtenido de la recuperación de contenidos finos de oro, cobre y cobalto, provenientes de las pertenencias que POLYMET haya adquirido directamente como resultado del Contrato, menos, sucesivamente: i) todos los cargos, gastos o ajustes correspondientes y propios de la fundición, refinación, manejo y venta, en que haya incurrido la fundición, refinería u otro comprador final; ii) gastos de seguros y transporte desde las pertenencias o la planta beneficiadora, ya sea que esta última se encuentre dentro o fuera de las pertenencias, hasta la fundición, refinería u otro lugar de procesamiento; iii) todos los gastos de muestreos y ensayos efectuados o incurridos en relación con muestreos o ensayos realizados después que los concentrados hayan sido retirados, con el fin de determinar su composición; y IV impuestos y derechos ad-valorem sobre la producción que se exporte. Se entenderá por "Producción Comercial" y por tanto la fecha de su inicio, aquella que comienza con la primera venta de concentrados, metal dore, lingotes y cualquier otro producto obtenido de la recuperación de contenidos finos de oro, cobre y cobalto a un chileno o extranjero, provenientes de la Concesión Minera. O sea, no se considerará para estos efectos la extracción que se efectúe con el propósito de obtener mineral para efectuar las pruebas metalúrgicas que POLYMET estime convenientes y, en general, la que sirva para evaluar el yacimiento. Con todo, antes de iniciar la Producción Comercial, el Beneficiario no podrá en caso alguno extraer ni comercializar sustancias minerales

extraídas desde la Concesión Minera, salvo en el caso de las pruebas metalúrgicas indicadas anteriormente. **IV)** La Regalía NSR se devengará semestralmente, y una vez devengada se pagará dentro de los sesenta días hábiles inmediatamente siguientes al término del semestre calendario anterior. Para tales efectos, la Beneficiaria preparará una liquidación semestral con los antecedentes suficientes para determinar su procedencia, que pondrá a disposición de él o los representantes del Propietario, conjuntamente con el valor correspondiente a la Regalía NSR. Si el Propietario no hace observaciones a la liquidación dentro de los treinta días hábiles siguientes a su entrega por parte de POLYMET, se entenderá que ha aprobado definitiva y totalmente dicha liquidación y su pago hasta su completa compensación. El Propietario tendrá derecho a solicitar una auditoría independiente para verificar la liquidación efectuada y sus antecedentes. **V)** El Propietario declara que le consta que las obligaciones estipuladas en esta cláusula tienen carácter modal, ya que están sujetas, tanto a ciertos hechos o condiciones que dependen de una de las partes como también de los acasos propios de las actividades de exploración o explotación mineras. Por tanto, y a mayor abundamiento, manifiesta su expresa conformidad a que POLYMET – atendida la posición contractual de compradora que tendrá eventualmente y habida consideración de la idoneidad técnica y experiencia profesional de su administración – decida a su sólo criterio si inicia o no la construcción de una Mina que incluya una o más Concesiones Mineras, cuál o cuáles Concesiones Mineras incluye para su explotación o para los efectos que considere oportunos o convenientes, si comienza o no la Producción Comercial, la





Mil trescientos siete

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl

clase, tamaño, tipo, modalidades, técnicas, oportunidad, plazos y demás particularidades de la Mina y de la Producción Comercial. **VI**) a) La Beneficiaria deberá notificar al Propietario el cumplimiento de las condiciones o hechos que dan lugar al inicio del pago de la Regalía NSR, tan pronto ellos sucedan. b) La confirmación del depósito/transferencia del pago de la Regalía NSR se efectuará en las oficinas del Notario que autoriza este Contrato, o de quien lo supla, suceda o reemplace. El pago a través de depósito a la cuenta bancaria de David Marcus Mitchell como se especifica. c) El pago semestral de la Regalía NSR se efectuará mediante un vale a la vista. d) El pago de hará en dólares americanos. **VII**) En cualquier momento desde el ejercicio de la opción y sujeto a que se hayan completado los Gastos de Exploración en el Proyecto en los términos previstos en la cláusula siguiente, la Beneficiaria podrá adquirir el 100% del NSR Royalty. El precio de la compraventa de tal derecho será US$1,500,000. Un millón quinientos mil dólares.- El procedimiento para la adquisición de la Regalía NSR por la Beneficiaria, será el que sigue: /a/ La Beneficiaria deberá dar aviso por escrito al Propietario de su intención de certificar las reservas inferidas existentes en la Concesión Minera, proponiendo el nombre de la Persona Competente que llevará a cabo tal certificación. El aviso deberá ser entregado por mano, con recibo de recepción por parte del Propietario, o mediante carta notarial enviada al domicilio del Propietario establecido en la comparecencia de la presente escritura, o en el que posteriormente indique para estos efectos. /b/ El Propietario tendrá un plazo de [10] días hábiles para manifestar su conformidad o disconformidad respecto al tercero propuesto para la certificación, lo que deberá hacerse por

escrito en la forma prevista en el literal anterior. De no recibirse comunicación alguna dentro del plazo referido, se entenderá que acepta la designación. Para el caso que no hubiese conformidad respecto de esta designación, las partes se reunirán a fin de intentar alcanzar un acuerdo en un plazo máximo de [5] días hábiles desde la recepción de la comunicación escrita del Propietario manifestando su rechazo. Si no se llegara acuerdo entre las Partes en esta instancia, se requerirá la intervención del árbitro en los términos previstos en la cláusula décimo quinta más abajo. /c/ El precio de la compraventa del NSR deberá ser pagado conjuntamente con el otorgamiento de la compraventa. Para el caso de que el Propietario no comparezca al otorgamiento de la compraventa de los derechos conforme señala la presente cláusula, situación que no será necesaria acreditar ante terceros, el Propietario viene en otorgar un poder especial, tan amplio como en derecho corresponda a la Beneficiaria, para que ésta en nombre y representación del primero suscriba y comparezca en la escritura pública de compraventa de la Regalía. La Beneficiaria podrá acordar todas y cada una de las cláusulas y disposiciones de la referida escritura pública, y sus documentos complementarios, pudiendo incluso acordar cláusulas compromisorias, renunciar a la acción resolutoria, otorgar instrucciones notariales y toda otra que sea necesaria con el fin antes indicado. La escritura de compraventa será anotada al margen de la matriz de la presente escritura con el fin de dar publicidad del hecho de haberse materializado la compraventa de los derechos. **VIII)** Sin perjuicio de lo estipulado precedentemente, las Partes expresamente establecen que en virtud del presente instrumento el Propietario se obliga a no





Mil trescientos ocho

1308

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl

CARLOS MEDINA FERNANDEZ NOTARIO PUBLICO La Serena

vender, transferir ni constituir cualquier tipo de derecho o gravamen respecto del NSR Royalty y a no celebrar acto o contrato alguno con terceros, sin antes ofrecérselo primeramente a la Beneficiaria, teniendo éste la primera opción de compra. En ningún caso el Propietario podrá vender su NSR Royalty a terceros en términos y condiciones de precio más favorables para el eventual comprador que aquellas ofrecidas a la Beneficiaria. Si el Propietario deseara vender, ceder, transferir o enajenar, el NSR Royalty, la Beneficiaria tendrá un derecho preferente para comprar el NSR Royalty, de conformidad con lo establecido a continuación: /a/ El Propietario deberá dar aviso por escrito a la Beneficiaria de la intención de vender, ceder, transferir o enajenar el NSR Royalty. El aviso deberá ser entregado por mano, con recibo de recepción por parte de la Beneficiaria, o mediante carta notarial enviada al domicilio de la Beneficiaria establecido en la comparecencia de la presente escritura, o en el que posteriormente indique para estos efectos. En la comunicación se deberá indicar el precio y los términos y condiciones de la venta del NSR Royalty. /b/ La Beneficiaria podrá, dentro de los sesenta días siguientes a la fecha en que recibió el aviso, comunicar por escrito su decisión de comprar el NSR Royalty en los términos y condiciones señaladas en el aviso del Propietario. La compraventa del NSR Royalty deberá celebrarse ante el mismo Notario que autoriza este instrumento, quien lo reemplace o suceda, dentro del plazo de treinta días siguientes a la fecha en que la Beneficiaria envió la comunicación de aceptación de la oferta de compra. En la misma comunicación, la Beneficiaria deberá indicar la fecha y hora en que se celebrará la compraventa citándolo a concurrir a la Notaría correspondiente al acto de suscripción. /c/ El precio

de la compraventa deberá ser pagado conjuntamente con el otorgamiento de la compraventa. Para el caso de que el Propietario no comparezca al otorgamiento de la compraventa de los derechos conforme señala la presente cláusula, situación que no será necesaria acreditar ante terceros, el Propietario viene otorgar un poder especial, tan amplio como en derecho corresponda a la Beneficiaria, para que éste en nombre y representación del primero suscriba y comparezca en la escritura pública de compraventa de la Regalía. La Beneficiaria podrá acordar todas y cada una de las cláusulas y disposiciones de la referida escritura pública, y sus documentos complementarios, pudiendo incluso acordar cláusulas compromisorias, renunciar a la acción resolutoria, otorgar instrucciones notariales y toda otra que sea necesaria con el fin antes indicado. La escritura de compraventa será anotada al margen de la matriz de la presente escritura con el fin de dar publicidad del hecho de haberse materializado la compraventa de los derechos. /d/ Si la Beneficiaria no comunica su intención de comprar el NSR Royalty, el Propietario podrá vender el NSR Royalty en términos y condiciones iguales o más ventajosas para el Propietario dentro del plazo máximo de treinta 30 días a contar del vencimiento del plazo máximo de aceptación de la oferta realizada por el Propietario. Asimismo, si la Beneficiaria envía la comunicación de aceptación de la oferta de compra y no concurre en la fecha y hora por éste indicada para el otorgamiento de la escritura de compraventa del NSR Royalty, el Propietario podrá, en el plazo de treinta días contados desde dicha fecha, vender, ceder, transferir el NSR Royalty a cualquier tercero en términos libremente acordados. Sin perjuicio de lo anterior, en cualquier caso la Beneficiaria mantendrá el derecho



CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



que le concede el numeral séptimo anterior, debiendo consignarse esta situación en el contrato que sirve de título a la adquisición del tercero, declarando éste a mayor abundamiento que cumplirá exactamente las mismas y todas las obligaciones que su cedente ha contraído en virtud del presente Contrato en relación con la Regalía, en los mismos términos y como si este Contrato hubiere sido celebrado por dicho cesionario y comprometiéndose a imponer iguales obligaciones a cualquier cesionario posterior. /e/ Si el Propietario no vende, cede o transfiere a terceros el NSR Royalty en el los plazos señalados en precedentemente, deberá iniciar nuevamente el proceso establecido en el presente numeral para cualquier venta posterior. **IX)** El Propietario viene en renunciar expresamente a la acción resolutoria que eventualmente pudiere corresponderle por el pago de la regalía establecido en la presente cláusula. **SEPTIMO:** Estudio de la Concesión Minera. Durante el período de opción, la Beneficiaria tendrá el derecho, libre de todo cargo o compensación, de estudiar la Concesión Minera, sus reservas, posibilidades de explotación y características técnicas. Este derecho podrá ejercerse en superficie y en el subsuelo ocupado por las Concesiones Mineras, dentro de sus límites, desde la fecha de suscripción de este Contrato de Opción. En el ejercicio de los derechos señalados, la Beneficiaria podrá ingresar al área de la Concesión Minera con su personal, contratistas, asesores, material, equipo y otros medios, para aplicarlos a las finalidades indicadas, realizar muestreos, sondajes, correr galerías y ejecutar otras labores mineras, en el grado que sea necesario o conveniente para ejecutar cabalmente el estudio señalado. Las actividades de exploración podrán efectuarse diariamente durante las veinticuatro horas, según reglas operacionales que estime conveniente. Las muestras y testigos que obtenga la Beneficiaria durante su estudio no se considerarán mineral y serán de su propiedad. En caso de desistimiento de esta opción de compra, la Beneficiaria entregará al Propietario, en un plazo razonable y sin cargo alguno para éste, toda la información que hubiese obtenido con motivo de la exploración que hubiere efectuado en la Concesión Minera. Por su parte, el Propietario será el único responsable y deberá mantener indemne a la Beneficiaria por cualquier daño, pérdida, responsabilidad, multas, penalidades y gastos u otra responsabilidad proveniente de las operaciones que haya realizado en la Concesión Minera en cualquier tiempo anterior a la fecha en que la Beneficiaria haya ejercido la opción de este Contrato de Opción. Ninguna explotación de minerales se hará a menos que el acuerdo de opción completo se haya ejercitado o el propietario haya concedido el permiso por escrito en un acuerdo separado. **OCTAVO:** Información. El Beneficiario deberá informar al Propietario por escrito y a lo menos trimestralmente, de las obras o actividades desarrolladas por el Beneficiario que se refieran a la exploración de la Concesión Minera. Dicha notificación deberá ser enviada al Propietario a más tardar el treinta y uno de Enero , treinta y uno de abril, treinta y uno de julio y el treinta y uno de octubre de cada año en que el contrato esté vigente. Esta información incluirá los informes que contengan los resultados completos o parciales de los estudios geológicos, geoquímicos, metalúrgicos e hidrológicos, testigos de sondajes, planos e informes geofísicos y toda la información interpretativa obtenida de los trabajos de exploración y explotación efectuados .-**NOVENO:** Patentes



CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



Mineras y Tramitación. Las Partes acuerdan que las patentes mineras que se devenguen mientras la opción minera de que da cuenta esté instrumento esté vigente, serán soportadas y pagadas por la Beneficiaria. Asimismo, las Partes acuerdan que los gastos asociados a la tramitación, constitución, defensa y mantención de la Concesión Minera que se devenguen durante el período en que la opción minera de que da cuenta este instrumento esté vigente, serán reembolsados por la Beneficiaria al Propietario, previa presentación de los recibos de pago correspondiente y siempre que la opción a que hace referencia este instrumento se encuentre vigente. Sin perjuicio de lo anterior, las Partes acuerdan y dejan constancia que el Propietario será el único responsable de la defensa y mantención de la Concesión Minera durante la vigencia de la opción, debiendo ejercer y tramitar todas y cada una de las acciones y recursos judiciales necesarios y/o convenientes para proteger y mantener la Concesión Minera vigentes, incluyendo la obligación de deducir oposiciones, caducidades y nulidades y contestar las que se deduzcan en su contra. No obstante esto, la Beneficiaria podrá realizar personalmente todas las actuaciones y ejercer las acciones que estime pertinentes para la conservación de la Concesión Minera, hecho que no implicará en caso alguno que el Propietario queda liberado de su responsabilidad. En razón de lo anterior, en este acto, el Propietario confiere poder especial a la Beneficiaria, para que ésta, actuando a través de sus representantes o de mandatarios especialmente designados para tales efectos, lo represente en todas las actuaciones judiciales que guarden relación con la protección de la Concesión Minera, confiriéndole las facultades contempladas en ambos incisos del artículo Séptimo del Código de Procedimiento Civil, facultándolo especialmente para desistirse en primera instancia de la acción deducida, aceptar la demanda contraria, absolver posiciones, renunciar los recursos o términos legales, transigir o comprometer, otorgar a los árbitros facultades de arbitradores, aprobar convenios y percibir. **DÉCIMO**: Prohibición. El Propietario en este acto, constituye en favor de la Beneficiaria una prohibición de gravar y enajenar y de celebrar actos y contratos, sin previo consentimiento de la Beneficiaria, sobre todas y cada una de la Concesión Minera, como asimismo de todas aquellas manifestaciones, pedimentos y/o concesiones mineras de exploración o explotación que el Propietario solicite, adquiera y/o sea propietario a esta fecha en el Área de Interés. **DÉCIMO PRIMERO**: Estado de la Propiedad. La Concesión Minera, así como cualquier otro derecho minero, se venderán como especie o cuerpo cierto, en el estado en que se encuentren que es conocido por la Beneficiaria, con todos sus usos, costumbres, derechos y servidumbres activas y pasivas, con sus patentes al día, libres de hipotecas, gravámenes, prohibiciones, litigios, embargos, contratos de compraventa de minerales in situ, arrendamientos, o cualquiera otra clase de actos o contratos, gravámenes, derechos reales y personales que impidan el libre uso, goce, disposición y entrega de la Concesión Minera. **DÉCIMO SEGUNDO**: Entrega Material. La entrega material de la Concesión Minera se hace en este acto, para efectos del estudio y exploración autorizada, todo según consta en el presente instrumento. Lo anterior sin perjuicio de la declaración en tal sentido al momento de la aceptación definitiva de la opción de compra. **DÉCIMO TERCERO**: Cesiones y



CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl



Transferencias a Terceros. La Beneficiaria podrá vender, ceder, transferir o disponer de cualquier otra forma en todo o parte de sus derechos en este Contrato y la misma Concesión Minera luego de ejercida la opción, siempre que el comprador o cesionario de los derechos de la Beneficiaria o de la Concesión Minera en su caso, declare en el contrato que sirve de título a su adquisición que cumplirá exactamente las mismas y todas las obligaciones que su cedente ha contraído en virtud del presente Contrato, especialmente las disposiciones sobre royalty de la cláusula sexta anterior, en los mismos términos y como si este Contrato hubiere sido celebrado por dicho cesionario y comprometiéndose a imponer iguales obligaciones a cualquier cesionario posterior. Asimismo la Beneficiaria estará facultada para ejercer la opción de compra directamente o a través de la sociedad que ésta designe para ello. El Propietario podrá ceder los derechos y obligaciones que le corresponden en este Contrato previa autorización escrita de la Beneficiaria. Si la Beneficiaria cede o transfiere sus derechos en el presente contrato o la Concesión Minera, sin que el comprador o cesionario se obligue al cumplimiento de toda y cada una de las obligaciones de la Beneficiaria, ésta deberá pagar al propietario a título de multa la suma de UN MILLON QUINIENTOS MIL DOLARES US$ 1.500.000, y esto sin perjuicio del derecho de la Propietaria para ser indemnizada de los perjuicios que tal infracción le acarreare. **DÉCIMO CUARTO**: Gastos. Los gastos y derechos de otorgamiento de la presente escritura y eventualmente los de la escritura de aceptación y los gastos correspondientes a inscripciones en el Conservador de Minas serán de cargo de la Beneficiaria y el valor de las copias será de cargo de la parte que lo solicite. Cada parte asumirá por sí misma los impuestos y otras cargas personales que se deriven de la opción y de la compraventa aludida. **DÉCIMO QUINTO**: Arbitraje. Cualquier dificultad o controversia que se produzca entre los contratantes respecto de la aplicación, interpretación, duración, validez o ejecución de este Contrato o cualquier otro motivo será sometida a arbitraje, conforme al Reglamento Procesal de Arbitraje del Centro de Arbitraje y Mediación de Santiago, vigente al momento de solicitarlo. Las partes confieren poder especial irrevocable a la Cámara de Comercio de Santiago A.G., para que, a petición escrita de cualquiera de ellas, designe a un árbitro mixto de entre los integrantes del cuerpo arbitral del Centro de Arbitraje y Mediación de Santiago. En contra de las resoluciones del arbitrador no procederá recurso alguno, renunciando las partes expresamente a ellos. El árbitro queda especialmente facultado para resolver todo asunto relacionado con su competencia y/o jurisdicción. **DÉCIMO SÉXTO**: Renuncia, Modificaciones, Acuerdo Integro.

Si una parte no insiste en el cumplimiento estricto de alguna disposición de este Contrato, o si no ejerce un derecho, facultad o recurso al incurrirse en una infracción, ello no constituirá una renuncia de ninguna de las disposiciones de este Contrato, ni limitará el derecho de la parte de ahí en adelante para que haga exigible cualquiera disposición o ejerza cualquier derecho. No será válida modificación alguna de este Contrato a menos que se haga por escrito y las partes la suscriban debidamente mediante escritura pública. Este Contrato contiene el acuerdo íntegro de las partes y reemplaza todos los acuerdos y entendimientos previos entre las partes que se relacionan con la materia objeto de este Contrato. Este Contrato será





mil trescientos doce

CARLOS MEDINA FERNANDEZ
NOTARIO
PRIMERA NOTARIA
Los Carrera 533 - Fono: 2483940
La Serena - Chile
Email: notariamedina@tie.cl

CARLOS MEDINA FERNANDEZ NOTARIO PUBLICO La Serena

obligatorio para las partes y cederá en beneficio de los sucesores respectivos y cesionarios permitidos de las partes. **DÉCIMO SÉPTIMO**: Facultad de Ingresar al Área de Interés Durante la vigencia del Contrato de Opción, el Propietario podrá siempre ingresar al Área de Interés, no pudiéndosele restringir el acceso a ninguno de los sectores comprendidos dentro de ésta, como asimismo a ninguno de los emplazamientos en los cuales el Beneficiario esté desarrollando actividades, cualquiera sea la naturaleza de estas. Las visitas se coordinarán previo aviso escrito al Beneficiario con cuarenta y ocho horas de anticipación y deberán realizarse en días hábiles, entre las nueve y las dieciocho horas observando en todo momento las medidas de seguridad que imparta el Beneficiario y no haciéndose responsable este último por cualquier accidente que pudiere ocurrir durante tales visitas a los dependientes y/o mandatarios del Propietario. **DÉCIMO OCTAVO**: Facultad al Portador y Mandato Especial. Se faculta al portador de copia autorizada de la presente escritura para requerir las inscripciones, subinscripciones y anotaciones a que haya lugar en los registros respectivos. Se faculta también a los abogados Andrea Dawson Ahumada o Jorge Tuane Charbin, para que actuando indistintamente cualquiera de ellos pueda corregir los errores de cita u omisión en que las partes pudieren haber incurrido en este Contrato, pudiendo al efecto presentar una o más minutas ante el Conservador respectivo y/u otorgar o firmar las escrituras o instrumentos públicos o privados necesarios o convenientes. **DÉCIMO NOVENO**: Legislación Aplicable y Domicilio. El presente Contrato se regirá por las leyes de la República de Chile. Para todos los efectos legales, las partes establecen su domicilio en la comuna y ciudad de Santiago.

CARLOS MEDINA FERNANDEZ NOTARIO PUBLICO La Serena





Personería. La Personería de don KEVIN MITCHELL para representar a **MINERA POLYMET LIMITADA** consta de escritura pública de fecha diecisiete de julio de dos mil siete , suscrita en la Notaría de Vallenar de don Ricardo Olivares Pizarro, instrumento público que no se inserta por ser conocido de las Partes y a expresa petición de ellas.-La personería de don John Patrick McNab Martín para representar a don David Marcus Mitchell consta de escritura pública de fecha dieciocho de noviembre de dos mil catorce, otorgada ante el Cónsul Honorario de Chile en Monterey, México, don Alberto Elizondo Treviño, y protocolizada ante mí con esta fecha y bajo el número seis de los de su clase , instrumento público que no se inserta por ser conocido de las Partes y a expresa petición de ellas.-En comprobante y previa lectura la otorgan y firman. Se dá copia. Anotado ene. Repertorio con el Número " QUINIENTOS VEINTIUNO-DOS MIL CATORCE".-Doy fe.-

7035070-K

14498917-1

ES COPIA FIEL DE SU ORIGINAL-LA SERENA, 15 de Diciembre de 2014.-

CARLOS MEDINA FERNANDEZ NOTARIO PUBLICO La Serena